UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: [0-24568]

INNKEEPERS USA TRUST

(Exact name of registrant as specified in its charter)

340 Royal Poinciana Way, Suite 306, Palm Beach, FL 33480

(561) 835-1800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.0% Series C Cumulative Preferred shares of beneficial interest, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 75

Pursuant to the requirements of the Securities Exchange Act of 1934, Innkeepers USA Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2007

INNKEEPERS USA TRUST

By:	/s/ Mark A. Murphy
Name:	Mark A. Murphy
Title:	General Counsel and Secretary